GRITSTONE BIO, INC.

5959 Horton Street, Suite 300

Emeryville, California 94608

December 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jessica Dickerson
Re:	Gritstone bio, Inc. Registration Statement on Form S-3 (File No. 333- 276242) filed December 22, 2023

Requested Date: December 29, 2023

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Gritstone bio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Robert A. Freedman, an attorney with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (206) 389-4524.

* * *

Sincerely,

GRITSTONE BIO, INC.

By:	/s/ Vassiliki Economides
Vassiliki Economides
Chief Financial Officer

Cc	Andrew Allen, M.D., Ph.D., President and Chief Executive Officer

Gritstone bio, Inc.

Effie Toshav, Esq.

Robert A. Freedman, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]